Exhibit (a)(1)(vii)

Bain Capital Credit, LP 200 Clarendon St. Boston, MA 02116 T: 617 516 2000 F: 617 516 2010

November 13, 2025

Dear Shareholder:

Please be advised that the expiration date for our offer (the “Offer”) to repurchase shares of our issued and outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, collectively, the “Shares”), as described in the Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), each dated November 3, 2025, and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”), previously delivered to holders of the Shares, has been extended to Wednesday, December 10, 2025 at 11:59 P.M. Eastern Time.

A copy of the previous Letter of Transmittal is included with this letter. For the full Share Repurchase Package, please refer to the information on https://www.baincapitalprivatecredit.com/investor-resources/sec-filings. Please note that all references in the Share Repurchase Package to 11:59 P.M. Eastern Time, December 3, 2025 or to the “Expiration Date” of the Offer are hereby amended to refer to 11:59 P.M. Eastern Time on Wednesday, December 10, 2025. The Share Repurchase Package otherwise remains unchanged.

If you have already tendered your Shares and still wish for such Shares to be repurchased, you do not need to take any further action. If you have already tendered your Shares and wish to withdraw such Shares, you may do so at any time prior to the expiration of the Offer, as described in the Share Repurchase Package.

Any questions concerning the Offer can be directed to the following address, or to the transfer agent of Bain Capital Private Credit at (833) 260-3566.

Bain Capital Private Credit

c/o SS&C Technologies Inc.

PO Box 219686

Kansas City, MO 64121-9686

Sincerely,

Michael A. Ewald
Chief Executive Officer
Bain Capital Private Credit